UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Japan International Cooperation Agency	0001679198
Exact name of registrant as specified in charter	Registrant CIK Number

Annual Report on Form 18-K for the Fiscal Year Ended March 31, 2022	333-213968
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

S-
(Series identifier(s) and names(s), if applicable; add more
lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more
lines as needed)

Fiscal Year Ended March 31, 2022
Report period (if applicable)

Name of Person Filing the Document
(if other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper
(check only one):

_____Rule 201 (Temporary Hardship Exemption)

_____Rule 202 (Continuing Hardship Exemption)

___**X**___Rule 311 (Permitted Paper Exhibit)

TK-878837

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on September 27, 2022.


Japan International Cooperation Agency

By:_____

HIRATA Hitoshi
Director General, Treasury, Finance and Accounting Department


Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _____ , 20__, that the information set forth in this statement is true and complete.


By:_____
　　　　　(Name)

_____
　　　　　(Title)


EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2023 (Exhibit 4 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2022, filed on September 27, 2022)

Exhibit 1

令和4年度政府関係機関予算

予算総則

（収入支出予算）

第1条　次に掲げる各政府関係機関の令和4年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。


沖　縄　振　興　開　発　金　融　公　庫

株　式　会　社　日　本　政　策　金　融　公　庫

株　式　会　社　国　際　協　力　銀　行

独立行政法人国際協力機構有償資金協力部門


2　前項に規定する独立行政法人国際協力機構有償資金協力部門とは、「独立行政法人国際協力機構法」第13条第1項第2号に規定する業務並びに同項第8号及び第9号並びに同条第3項に規定する業務のうち有償資金協力に係るものに関する部門をいう。

（借入金等の限度額）

第2条　次の表の左欄に掲げる公庫の「沖縄振興開発金融公庫の予算及び決算に関する法律」第5条第2項第1号及び第2号の規定による借入金又は債券の限度額並びに株式会社の「株式会社日本政策金融公庫法」第31条第2項第1号及び第2号の規定による借入金又は社債の限度額並びに株式会社の「エネルギー環境適合製品の開発及び製造を行う事業の促進に関する法律」第17条、「産業競争力強化法」第21条の17第2項及び第35条第2項、「産業競争力強化法等の一部を改正する法律」附則第7条の規定によりなおその効力を有することとされた同法第1条の規定による改正前の「産業競争力強化法」第39条第2項、「特定高度情報通信技術活用システムの開発供給及び導入の促進に関する法律及び国立研究開発法人新エネルギー・産業技術総合開発機構法の一部を改正する法律」による改正後の「特定高度情報通信技術活用システムの開発供給及び導入の促進に関する法律」第24条第1項、「造船法」第27条第1項並びに「海上運送法」第39条の35第1項の規定による借入金の限度額は、それぞれ右欄に掲げるとおりとする。

公　庫　又　は　株　式　会　社	限　　　度　　　額	
沖　縄　振　興　開　発　金　融　公　庫	政　府　か　ら　の　借　入　金　の　総　額	221,700,000千円
	政　府　以　外　の　者　か　ら　の　借　入　金　の　総　額	1,000,000
	沖　縄　振　興　開　発　金　融　公　庫　債　券　の　額　面　総　額	10,000,000
	沖　縄　振　興　開　発　金　融　公　庫　住　宅　宅　地　債　券　の　額　面　総　額	743,000

公庫又は株式会社	限　　　　　　度　　　　　　額	
株式会社日本政策金融公庫	国 民 一 般 向 け 業 務　借 入 金 の 総 額	2,300,000,000 千円
	社 債 の 額 面 総 額	170,000,000
	農 林 水 産 業 者 向 け 業 務　借 入 金 の 総 額	627,000,000
	社 債 の 額 面 総 額	20,000,000
	中 小 企 業 者 向 け 業 務　借 入 金 の 総 額	1,180,000,000
	社 債 の 額 面 総 額	100,000,000
	危 機 対 応 円 滑 化 業 務　借 入 金 の 総 額	474,000,000
	社 債 の 額 面 総 額	100,000,000
	特定事業等促進円滑化業務　借 入 金 の 総 額	211,700,000

2　　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる公庫又は株式会社において事業資金又は借入金、債券及び社債により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金、債券及び社債のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　　第1項に規定する沖縄振興開発金融公庫債券、沖縄振興開発金融公庫住宅宅地債券及び社債の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額（前項の規定により限度額が増額された場合を含む。）に加算した金額を限度額とする。

（保険契約等の限度額）

第3条　　株式会社日本政策金融公庫の次の表の左欄に掲げる法律の規定による金額の限度は、令和4年度においてそれぞれ右欄に掲げるとおりとする。

根　　拠　　規　　定	限　　　　度　　　　額	
「株式会社日本政策金融公庫法」第31条	貸付金の総額	24,000,000 千円
	「株式会社日本政策金融公庫法」別表第2 第2号及び第5号に掲げる業務として行 う取引において支払うことを約する金銭 の額の総額	
	農林水産業者向け業務	1,850,000
	中小企業者向け業務	45,000,000
	保証金額の総額	60,500,000
	保険価額の総額	20,585,000,000
	補塡の額の総額	531,300,000
「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	保険価額の総額	86,000,000

（収入支出予算の弾力条項）

第4条　次の表の左欄に掲げる各政府関係機関において、中欄に掲げる事由により収入金額が予算額に比して増加（第1号にあっては同号に掲げる増額）するときは、財務大臣の承認を受けて、その増加する金額を限度として（第1号にあっては予算額を超えて）それぞれの右欄に掲げる経費を増額することができる。

政 府 関 係 機 関	要　　　　　　　件	経　　　　　　　費
1　沖縄振興開発金融公庫又は株式会社日本政策金融公庫（信用保険等業務を除く。）	第2条第2項及び第3項の規定による借入金の借入れ及び債券又は社債の発行の増額	借入金及び債券又は社債の利子その他の事業量の増加に伴い直接必要な経費
2　株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　株式会社日本政策金融公庫信用保険等業務において、「中小企業信用保険法」、「株式会社日本政策金融公庫法」及び「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金の支出が増加し、保険金の予算に不足を生ずるときは、信用保険等業務に整理された勘定に属する資本金及び準備金の額の合計額に相当する金額を限度として財務大臣が定める金額を増額することができる。

（流用の制限）

第5条　株式会社日本政策金融公庫、株式会社国際協力銀行又は独立行政法人国際協力機構有償資金協力部門がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「株式会社日本政策金融公庫法」第38条第1項、「株式会社国際協力銀行法」第24条第1項又は「独立行政法人国際協力機構法」第26条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関（独立行政法人国際協力機構有償資金協力部門を除く。）は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

2　独立行政法人国際協力機構有償資金協力部門は、支出予算の範囲内であっても、役職員の給与をこの予算において予定した給与の基準を超えてみだりに支給してはならない。

（補　　則）

第7条　第1条に掲げる政府関係機関が令和4年度において発行する債券若しくは社債又は借り入れる借入金で外貨をもって支払わなければならないものがあるときは、その額面総額又は元本金額は、外貨による額面総額又は元本金額を外国貨幣換算率（アメリカ合衆国通貨にあっては、令和2年10月1日から令和3年9月30日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。）により換算した金額とする。

2　前項の規定は、株式会社日本政策金融公庫が令和4年度において行う外貨をもって支払わなければならない債務の保証があるときの保証金額の総額を換算する場合に準用する。

令和4年度 3010 独立行政法人国際協力機構有償資金協力部門

甲号　収入支出予定計算書

区　　　　分	令和4年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	
1　収　　　　入	128,790,623	122,861,414	5,929,209	
2　支　　　　出	107,852,948	107,226,788	626,160	

〔収入支出予定額内訳〕

収　　　入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款　・　項　・　目	令和4年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00　**事　業　益　金**				
0101-00　事　業　益　金	126,824,070	120,769,204	6,054,866	
0101-01　貸　付　金　利　息	116,154,598	117,018,113	△　　863,515	貸付金残高を基礎として利息の収入見込額を算出
0101-02　配　当　金　収　入	10,669,472	3,751,091	6,918,381	株式配当金の収入見込額を計上
0200-00　**雑　　収　　入**	1,966,553	2,092,210	△　　125,657	
0202-00　運　用　収　入				
0202-01　運　用　収　入	28,417	28,838	△　　　　421	預金利息の収入見込額を計上
0203-00　雑　　収　　入	1,938,136	2,063,372	△　　125,236	

款 ・ 項 ・ 目	令和4年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0203-02 労働保険料被保険者負担金	21,844	10,847	10,997	労働保険料の被保険者負担金の収入見込額を計上
0203-01 雑 収 入	1,916,292	2,052,525	△ 136,233	貸付手数料等の収入見込額を計上

支 出

事 項 別 内 訳

項	事 項	令和4年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説 明
01 事 業 損 金	事務運営に必要な経費	22,920,414	22,854,554	65,860	事務運営に必要な人件費及び事務費
	税 金	120,843	106,317	14,526	地方税の支払
	業 務 委 託 費	41,003,553	42,495,019	△ 1,491,466	業務の一部を委託する民間団体等に支払う調査委託費等
	支払利息及び債券発行諸費	43,667,538	41,630,298	2,037,240	1 財政融資資金からの借入れ等に伴う支払利息　2 国際協力機構債券の利息及びその発行諸費
09 予 備 費	予 備 費	140,600	140,600	0	予見し難い予算の不足に充てるための予備費

収 入 支 出 予 定 額 科 目 別 表

科 目	令和4年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科 目	令和4年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収 入				0101-01 貸 付 金 利 息	116,154,598	117,018,113	△ 863,515
0100-00 事 業 益 金				0101-02 配 当 金 収 入	10,669,472	3,751,091	6,918,381
0101-00 事 業 益 金	126,824,070	120,769,204	6,054,866	0200-00 雑 収 入	1,966,553	2,092,210	△ 125,657

科　　　　　目	令和4年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	科　　　　目	令和4年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
0202-00　運　用　収　入				1-05　休　職　者　給　与	83,583	85,132	△　1,549
0202-01　運　用　収　入	28,417	28,838	△　421	1-06　退　職　手　当	335,478	282,323	53,155
0203-00　雑　　収　　入	1,938,136	2,063,372	△　125,236	5-07　諸　支　出　金	803,191	776,301	26,890
0203-02　労働保険料被保険者負担金	21,844	10,847	10,997	2-08　旅　　　　費	1,500,185	1,500,057	128
0203-01　雑　　収　　入	1,916,292	2,052,525	△　136,233	3-09　業　務　諸　費	16,180,847	16,199,699	△　18,852
収　入　合　計	128,790,623	122,861,414	5,929,209	9-10　交　　際　　費	720	720	0
支　　　　　出				3-11　税　　　　金	120,843	106,317	14,526
01　事　業　損　金	107,712,348	107,086,188	626,160	5-12　業　務　委　託　費	41,003,553	42,495,019	△　1,491,466
1-01　役　　員　　給	47,887	48,495	△　608	9-13　支　払　利　息	42,803,352	40,656,005	2,147,347
1-02　職　員　基　本　給	2,089,714	2,061,396	28,318	3-14　債　券　発　行　諸　費	864,186	974,293	△　110,107
1-03　職　員　諸　手　当	1,713,945	1,737,743	△　23,798	09　予　備　費(9-‥)	140,600	140,600	0
1-04　超　過　勤　務　手　当	164,864	162,688	2,176	支　出　合　計	107,852,948	107,226,788	626,160

国協有償

独立行政法人国際協力機構有償資金協力部門

令和 4 年度役職員予算定員及び俸給額表

区　　　　　　　　分	予　算　定　員(人)	俸　給　額(千円)
役　　　　　　　員	13	47,887
理　　事　　長	1	
副　理　事　長	1	
理　　　　事	8	
監　　　　事	3	
職　　　　　　員	内　13(6 箇月) 1,914	2,074,136
合　　　　　　計	内　13(6 箇月) 1,927	2,122,023

（備考）　1　予算定員は、年度末の独立行政法人国際協力機構全体の人員を記載している。
　　　　　2　予算定員の内数は、年度途中から年度末までの間に置かれている人員及び月数である。
　　　　　3　俸給額は、他の業務と按分して計上している。

独立行政法人国際協力機構有償資金協力部門

令 和 4 年 度 事 業 計 画

1. 独立行政法人国際協力機構の令和4年度における有償資金協力業務は、開発途上地域において行われる開発事業等のために必要な資金の貸付等であり、貸付（出資を含む。）の金額は 1,420,000,000 千円を予定している（出資は 5,300,000 千円を予定している。）。

2. 上記の原資としては、一般会計からの出資金 47,090,000 千円、財政融資資金からの借入金 523,700,000 千円、国際協力機構債券の発行による収入 198,000,000 千円、貸付回収金等 651,210,000 千円、計 1,420,000,000 千円を予定している。

令 和 4 年 度 資 金 計 画

支	出		収	入	
区　　　　　分	金	額(千円)	区　　　　　分	金	額(千円)
貸　　　付　　　金		1,414,700,000	前 期 末 現 金 預 け 金		226,153,799
出　　　資　　　金		5,300,000	一 般 会 計 出 資 金		47,090,000
民 間 借 入 金 償 還		328,800,000	民 間 借 入 金		328,800,000
財 政 融 資 資 金 借 入 金 償 還		96,877,708	財 政 融 資 資 金 借 入 金		523,700,000
債 券 償 還 金		30,000,000	国 際 協 力 機 構 債 券		198,000,000
固 定 資 産 取 得 費		6,416,203	貸 付 回 収 金		713,445,079
事 業 損 金		107,712,348	事 業 益 金		126,824,070
そ の 他 支 出		5,952,693	雑 収 入		1,966,553
予 備 費		140,600	そ の 他 収 入		7,135,629
期 末 現 金 預 け 金		177,215,578			
合 計		2,173,115,130	合 計		2,173,115,130

国協有償

独立行政法人国際協力機構有償資金協力部門

損 益 計 算 書

科　　　　　　　　目	令 和 2 年 度 決 算 額(円)		令 和 3 年 度 予 定 額(円)		令 和 4 年 度 予 定 額(円)	
経　　常　　費　　用		101,059,986,208		165,505,828,238		120,474,176,582
有 償 資 金 協 力 業 務 関 係 費	101,059,986,208		165,505,828,238		120,474,176,582	
（債　　券　　利　　息）	(8,396,119,897)		(10,106,063,453)		(18,003,602,256)	
（借　　入　　金　　利　　息）	(12,542,487,529)		(13,604,612,780)		(24,063,821,182)	
（金 利 ス ワ ッ プ 支 払 利 息）	(5,678,688,163)		(5,256,710,061)		(4,064,474,160)	
（そ　の　他　支　払　利　息）	(100,419,436)		(378,086,987)		(632,292,345)	
（業　　務　　委　　託　　費）	(17,584,612,927)		(42,495,019,000)		(41,003,553,000)	
（債　　券　　発　　行　　費）	(558,186,305)		(974,293,000)		(864,186,000)	
（外　　国　　為　　替　　差　　損）	(一)		(779,406,909)		(0)	
（人　　　　件　　　　費）	(4,058,750,471)		(4,410,704,666)		(4,493,902,362)	
（賞　与　引　当　金　繰　入）	(340,773,166)		(278,007,470)		(279,828,831)	
（退　職　給　付　費　用）	(15,469,364)		(251,923,365)		(251,711,301)	
（物　　　　件　　　　費）	(11,608,144,594)		(17,700,476,000)		(17,681,752,000)	
20(減　　価　　償　　却　　費)	(1,944,557,729)		(2,157,070,127)		(2,217,607,479)	
（税　　　　　　　　金）	(95,451,492)		(106,317,000)		(120,843,000)	
（投　資　有　価　証　券　整　理　損）	(9,114,540)		(0)		(0)	
（投　資　有　価　証　券　評　価　損）	(462,060,825)		(0)		(0)	
（関　係　会　社　株　式　評　価　損）	(118,208,022)		(0)		(0)	
（利　　　　息　　　　費　　　　用）	(△　　　　1,409)		(△　　　　16,913)		(△　　　　16,905)	
（貸　倒　引　当　金　繰　入）	(34,309,800,450)		(66,597,836,046)		(6,656,019,571)	
（偶　発　損　失　引　当　金　繰　入）	(846,513,534)		(0)		(0)	

科目	令和2年度決算額(円)		令和3年度予定額(円)		令和4年度予定額(円)	
(その他業務費用)	(2,390,581,173)		(268,718,287)		(0)	
(その他経常費用)	(48,000)		(0)		(0)	
(予備費)	(0)		(140,600,000)		(140,600,000)	
経常収益		134,069,733,120		133,708,956,629		128,493,888,639
有償資金協力業務収入	133,355,897,578		133,576,008,711		128,425,418,639	
(貸付金利息)	(122,933,576,248)		(117,075,600,262)		(115,604,159,148)	
(受取配当金)	(4,328,962,868)		(11,395,993,000)		(10,669,472,000)	
(貸付手数料)	(3,118,894,321)		(2,384,679,449)		(1,857,116,000)	
(外国為替差益)	(1,049,973,350)		(—)		(0)	
(金銭の信託運用益)	(1,597,180,122)		(2,719,736,000)		(0)	
(その他業務収益)	(327,310,669)		(0)		(294,671,491)	
財務収益	27,423,802		40,441,381		28,417,000	
雑益	686,411,740		72,628,421		40,053,000	
償却債権取立益	0		19,878,116		0	
経常利益又は経常損失(△)		33,009,746,912		△ 31,796,871,609		8,019,712,057
臨時損失		4,398,721		24,436,469		23,160,812
固定資産除却損	4,056,174		13,627,445		13,627,445	
固定資産売却損	342,547		10,809,024		9,533,367	
臨時利益		2,227,812		508,693		0
固定資産売却益	2,227,812		508,693		0	
当期純利益又は当期純損失(△)		33,007,576,003		△ 31,820,799,385		7,996,551,245
当期総利益又は当期総損失(△)		33,007,576,003		△ 31,820,799,385		7,996,551,245

独立行政法人国際協力機構有償資金協力部門

貸借対照表

資産の部				負債及び純資産の部			
科目	令和2年度末決算額(円)	令和3年度末予定額(円)	令和4年度末予定額(円)	科目	令和2年度末決算額(円)	令和3年度末予定額(円)	令和4年度末予定額(円)
流動資産	13,445,271,022,326	14,202,107,903,065	14,847,213,172,292	流動負債	146,301,163,912	157,809,131,825	202,337,538,317
現金及び預金	220,490,351,756	226,153,798,866	177,215,577,516	1年以内償還予定債券	10,000,000,000	30,000,000,000	30,000,000,000
貸付金	13,341,709,724,403	14,154,150,817,403	14,855,405,738,403	1年以内償還予定財政融資資金借入金	104,069,412,000	96,877,708,000	141,879,370,000
貸倒引当金	△ 176,362,554,433	△ 242,960,390,479	△ 249,616,410,050	未払金	6,494,601,195	6,494,601,195	6,494,601,195
未収収益	33,239,378,331	39,840,545,974	39,270,984,122	未払費用	5,220,227,342	6,614,922,204	8,047,357,515
差入保証金	10,303,000,000	10,303,821,660	10,317,972,660	金融派生商品	10,835,718,253	8,652,455,367	6,747,828,387
その他の流動資産	15,891,122,269	14,619,309,641	14,619,309,641	リース債務	19,742,168	17,913,350	15,028,150
固定資産	158,555,334,702	176,072,912,855	185,561,495,854	預り金	5,920,629,144	5,920,629,144	5,920,629,144
有形固定資産	9,164,900,927	9,267,386,154	9,449,744,049	前受収益	63,503,629	63,503,629	63,503,629
20建物	2,078,470,758	2,130,464,017	2,290,397,077	引当金	3,230,164,632	3,167,398,936	3,169,220,297
土地	6,612,073,027	6,612,073,027	6,612,073,027	賞与引当金	340,773,166	278,007,470	279,828,831
20建設仮勘定	3,528,634	0	0	偶発損失引当金	2,889,391,466	2,889,391,466	2,889,391,466
20その他の有形固定資産	470,828,508	524,849,110	547,273,945	仮受金	447,165,549	0	0
無形固定資産	5,015,909,216	4,560,636,596	8,553,713,410	固定負債	3,426,630,174,004	4,169,266,321,660	4,720,142,950,218
商標権	164,133	104,449	44,764	債券	898,210,600,000	1,122,210,600,000	1,290,210,600,000
20ソフトウェア	4,174,770,369	4,560,532,147	2,858,950,646	債券発行差額	△ 491,968,177	△ 442,727,697	△ 393,487,217
ソフトウェア仮勘定	840,974,714	0	5,694,718,000	財政融資資金借入金	2,518,682,574,000	3,036,204,866,000	3,418,025,496,000
投資その他の資産	144,374,524,559	162,244,890,105	167,558,038,395	長期リース債務	25,566,258	15,028,150	0
投資有価証券	6,644,809,096	10,224,829,551	11,937,977,841	長期預り金	6,256,934,391	7,471,934,391	8,686,934,391
関係会社株式	76,088,813,760	78,588,813,760	78,588,813,760	退職給付引当金	3,840,857,382	3,701,027,579	3,507,830,712

資　産　の　部				負　債　及　び　純　資　産　の　部			
科　　　目	令和2年度末 決算額(円)	令和3年度末 予定額(円)	令和4年度末 予定額(円)	科　　　目	令和2年度末 決算額(円)	令和3年度末 予定額(円)	令和4年度末 予定額(円)
金　銭　の　信　託	60,952,968,634	71,952,968,634	75,552,968,634	資　産　除　去　債　務	105,610,150	105,593,237	105,576,332
破産債権、再生債権、更生債 権その他これらに準ずる債権	87,062,884,239	87,062,884,239	87,062,884,239	（負　債　合　計）	3,572,931,337,916	4,327,075,453,485	4,922,480,488,535
貸　倒　引　当　金	△ 87,062,884,239	△ 87,062,884,239	△ 87,062,884,239	資　　本　　金			
長　期　前　払　費　用	5,356,202	5,356,202	5,356,202	政　府　出　資　金	8,202,167,840,510	8,249,187,840,510	8,296,277,840,510
差　入　保　証　金	682,576,867	1,472,921,958	1,472,921,958	利　益　剰　余　金	1,832,533,153,451	1,800,712,354,066	1,808,708,905,311
				準　　備　　金	1,799,525,577,448	1,832,533,153,451	1,800,712,354,066
				当期未処分利益又は当期未処理 損失（△）	33,007,576,003	△ 31,820,799,385	7,996,551,245
				（うち当期総利益又は当期総損 失（△））	(33,007,576,003)	(△ 31,820,799,385)	(7,996,551,245)
				評　価・換　算　差　額　等	△ 3,805,974,849	1,205,167,859	5,307,433,790
				関係会社株式評価差額金	28,561,015,486	28,561,015,486	28,561,015,486
				その他有価証券評価差額金	3,057,549,606	2,950,718,351	2,963,866,641
				繰　延　ヘ　ッ　ジ　損　益	△ 35,424,539,941	△ 30,306,565,978	△ 26,217,448,337
				（純　資　産　合　計）	10,030,895,019,112	10,051,105,362,435	10,110,294,179,611
資　産　合　計	13,603,826,357,028	14,378,180,815,920	15,032,774,668,146	負　債・純　資　産　合　計	13,603,826,357,028	14,378,180,815,920	15,032,774,668,146

（注）　1　有形固定資産の減価償却累計額は、次のとおりである。

令和2年度末 決算額(円)	令和3年度末 予定額(円)	令和4年度末 予定額(円)
1,977,785,853	2,101,153,368	2,259,865,203

　　　　2　有形固定資産の減損損失累計額は、次のとおりである。

令和2年度末 決算額(円)	令和3年度末 予定額(円)	令和4年度末 予定額(円)
6,870,005,777	6,870,005,777	6,870,005,777

令和2年度独立行政法人国際協力機構有償資金協力部門

財　産　目　録　（令和3年3月31日現在）

摘　　　　　要		金　額(円)	摘　　　　　要		金　額(円)
流　動　資　産		13,445,271,022,326	構　築　物	22点	51,635,137
現　金　及　び　預　金	普通預金・当座預金・定期預金　三菱UFJ銀行外一行	220,490,351,756	機　械　装　置	49点	19,255,765
貸　　付　　金	1,760口	13,341,709,724,403	車　両　運　搬　具	411点	275,127,176
貸　倒　引　当　金		△ 176,362,554,433	工　具　器　具　備　品	554点	124,810,430
前　　渡　　金		14,593,509,164	土　　　　　　　地	5箇所（8,353.59㎡）	6,612,073,027
前　払　費　用		24,505,557	建　設　仮　勘　定		3,528,634
未　収　収　益		33,239,378,331	無　形　固　定　資　産		5,015,909,216
未　収　貸　付　金　利　息	当年度末における未収貸付金利息	32,928,016,163	商　標　権	2口	164,133
未収コミットメントチャージ	当年度末における未収コミットメントチャージ	310,732,667	ソ　フ　ト　ウ　ェ　ア	25口	4,174,770,369
未　収　受　取　利　息	当年度末における未収受取利息	629,501	ソ　フ　ト　ウ　ェ　ア　仮　勘　定		840,974,714
未　収　入　金		931,733,141	投　資　そ　の　他　の　資　産		144,374,524,559
積　送　物　品		9,200,338	投　資　有　価　証　券	11口	6,644,809,096
仮　払　金		1,042,137	関　係　会　社　株　式	7口	76,088,813,760
立　替　金		252,783	金　銭　の　信　託	1口	60,952,968,634
差　入　保　証　金	7点	10,303,000,000	破産債権、再生債権、更生債権その他これらに準ずる債権	13口	87,062,884,239
金　融　派　生　商　品		330,879,149	貸　倒　引　当　金		△ 87,062,884,239
固　定　資　産		158,555,334,702	長　期　前　払　費　用		5,356,202
有　形　固　定　資　産		9,164,900,927	差　入　保　証　金	306点	682,576,867
建　　物	7棟（延10,988.74㎡）	2,078,470,758	合　　　　　計		13,603,826,357,028